UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Oramed Pharmaceuticals Inc.
(Name of Issuer)

Common Stock par value $0.012 per share
(Title of Class of Securities)

68403P203
(CUSIP Number)

Nadav Kidron
c/o Oramed Pharmaceuticals Inc.
Hi-Tech Park 2/5 Givat Ram
PO Box 39098
Jerusalem, Israel 91390
(+972) 2-566-0001]
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	SCHEDULE 13D/A

1.	Names of Reporting Persons Nadav Kidron
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check If Disclosure of Legal Proceedings is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,053,312 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,053,312 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,053,312 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 14.2% (2)
14.	Type of Reporting Person IN

__________________________________
(1) Includes options to acquire 189,000 shares of Common Stock exercisable within 60 days of February 11, 2013.

(2) Based on an aggregate of 7,411,397 shares of Common Stock, which includes 7,222,397  shares of Common Stock that the Issuer advised were issued and outstanding as of February 11, 2013 and the options to acquire 189,000 shares of Common Stock set forth in footnote 1 above.

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by Nadav Kidron (the “Reporting Person”) with the Securities and Exchange Commission on March 6, 2006 (the "Schedule 13D") in respect of the common stock, par value $0.012 per share, of Oramed Pharmaceuticals Inc., a Delaware corporation.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety by as follows:

This Statement relates to the common stock, par value $0.012 per share (hereinafter referred to as the “Common Stock”) of Oramed Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Hi-Tech Park 2/5, Givat Ram, Jerusalem, 91390 Israel.

On January 22, 2013, the Issuer effected a one-for-twelve reverse split of its shares of common stock, and accordingly the par value of its common stock was changed from $.001 to $.012 per share. Unless indicated otherwise by the context, all common stock, option, warrant and per share amounts in this Schedule 13D/A have been adjusted to give retroactive effect to the reverse stock split.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by (i) changing the designation of subsections (c), (d) and (e) thereto to subsections (d), (e) and (f) thereto, and (ii) inserting the following as subsection (c) thereto:

(c) The Reporting Person is the CEO and President of the Issuer. The principal executive offices of the Issuer are located at Hi-Tech Park 2/5, Givat Ram, Jerusalem, 91390 Israel.

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable.  As described more fully in Item 5 below, the events giving rise to the requirement of the Reporting Person to file this Amendment to the Schedule 13D did not involve any transactions effected by the Reporting Person with respect to the Common Stock.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the second paragraph thereto and inserting the following:

Except as may be provided otherwise herein, the Reporting Person has no plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided herein is based on an aggregate of 7,411,397 shares of Common Stock, which includes 7,222,397 shares of Common Stock that the Issuer advised were issued and outstanding as of February 11, 2013 and the options to acquire 189,000 shares of Common Stock set forth below.

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is 1,053,312 , which represents approximately 14.2% of the aggregate number of shares of Common Stock issued and outstanding and acquirable by the Reporting Person upon the exercise of options to purchase shares of the Common Stock. This includes 864,312 shares of Common Stock of the Issuer acquired by the Reporting Person on March 3, 2006 pursuant to a private placement, as described above in Item 3 of this Schedule 13D, following which the Reporting Person filed the Schedule 13D on March 6, 2006 (the "Schedule 13D filing date"). Since the Schedule 13D filing date the Issuer has granted to the Reporting Person options to purchase shares of Common Stock ("Options"), which can be exercised by the Reporting Person within 60 days of February 11, 2013 to purchase an aggregate of 189,000 shares of Common Stock of the Issuer. The Issuer granted Options to the Reporting Person as follows:

•	On August 2, 2007, the Issuer granted 70,834 Options to the Reporting Person (all such Options have since expired);
•
On May 7, 2008, the Issuer granted 72,000 Options to the Reporting Person under the Issuer's 2008 Stock Incentive Plan (the "2008 Plan") at an exercise price of $6.48 per share; 12,000 of such Options vested immediately on the date of grant and the remainder vested in twenty equal monthly installments, commencing on June 30, 2008. The Options have an expiration date of May 7, 2018.

•
On April 21, 2010, the Issuer granted 72,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $5.88 per share; 9,000 of such Options vested immediately on the date of grant and the remainder vested in twenty-one equal monthly installments, commencing on May 31, 2010. The Options have an expiration date of April 20, 2020.

•
On August 8, 2012, the Issuer granted 72,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $4.08 per share; 21,000 of such Options vested immediately on the date of grant and the remainder vests in seventeen equal monthly installments, commencing on August 31, 2012. The Options have an expiration date of August 8, 2022.

In addition, as a result of a series of issuances of the Common Stock by the Issuer, the number of issued and outstanding shares of Common Stock has increased from 3,454,732 as of the Schedule 13D filing date to 7,222,397 as of February 11, 2013.

As a result of the issuances of the Options to the Reporting Person and the increase in the number of issued and outstanding shares of Common Stock of the Issuer, there has been a material change in the percentage of outstanding shares of Common Stock of the Issuer of which the Reporting Person may be deemed to be the beneficial owner.

The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,053,312  shares of Common Stock of the Issuer.

(c) The Reporting Person has not effected any transaction in the shares of Common Stock of the Issuer in the past sixty days.

(d) No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,053,312  shares of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On November 29, 2012, the Reporting Person entered into a letter agreement (the "Kidron Letter Agreement") with Regals Capital LP ("Regals") in reference to (i) the Warrant, dated March 11, 2012, as amended by Amendment No. 1 thereto, dated as of August 28, 2012, and Amendment No. 2 thereto, dated as of November 13, 2012, to purchase up to 290,459 shares of Common Stock of the Issuer, (ii) the Warrant dated August 28, 2012, to purchase up to 112,613 shares of Common Stock of the Issuer and (iii) the Warrant dated November 5, 2012, to purchase up to 16,892 shares of Common Stock of the Issuer (together, the "Warrants") issued by the Issuer to Regals. In addition, on November 29, 2012, the Issuer and Regals entered into a letter agreement pursuant to which the Issuer and Regals agreed to amend the Warrants (and to prepare and execute amendments to each of the Warrants (the "Amendments") setting forth such terms as soon as reasonably practicable) to provide that Section 3(e) ("Anti-dilution Adjustments") of each of the Warrants shall be deleted in its entirety. In addition, as to the warrants issued in August and November 2012, the Issuer and Regals agreed to reduce the exercise price to $3.7656 per share, the current exercise price per share of the warrants originally issued to Regals in January 2011. At such time, the Issuer also issued to Regals a new warrant pursuant to which Regals shall have the right to purchase up to 137,311 shares of the Common Stock of the Issuer over a period of four years at an exercise price of $7.20 per share.

Pursuant to the Kidron Letter Agreement, as a further condition to the execution and delivery of the Amendments and in order to make Regals whole in respect to the deletion of Section 3(e) of each of the Warrants, the Reporting Person undertook and agreed in his personal capacity as a shareholder of the Issuer that following the execution and delivery of the Amendments, in the event that an adjustment pursuant to Section 3(e) of any of the Warrants (had it not been amended by the deletion of Section 3(e) thereof) would have been triggered and the number of shares of Common Stock of the Issuer that Regals would have been able to purchase under the Warrants would have increased by an aggregate number in excess of 137,311 shares, Regals will have the right to purchase from the Reporting Person such number of shares of Common Stock of the Company owned by the Reporting Person equal to such excess, up to a maximum of 112,690 shares of Common Stock of the Issuer (the "Call Shares") (as such numbers may be adjusted pursuant to any stock splits, dividends and similar events), at the reduced exercise price per share that would have then applied under such Warrant after giving effect to such adjustment, subject as to each Warrant to the exclusions provided in Section 3(e) thereof (prior to the deletion thereof). The foregoing call right in respect of any Warrant will survive until the termination date of such Warrant, and following the termination date of such Warrant, the aggregate number of Call Shares will be reduced in proportion to the number of shares of Common Stock that could have been purchased under such terminated Warrant in relation to the aggregate number of shares of Common Stock that can be (or could have been, prior to such termination) purchased under all of the Warrants. Any purchase of Call Shares pursuant to the Kidron Letter Agreement will be subject to customary representations and warranties of Regals to be made at the time of such purchase.

Except as set forth above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Letter Agreement, dated as of November 29, 2012, between the Reporting Person and Regals.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

/s/ Nadav Kidron Nadav Kidron